                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                   ACTV, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00 88E 10 4
      ----------------------------------------------------------------
                                 (CUSIP Number)


                             Elizabeth M. Markowski
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 26, 2002
--------------------------------------------------------------------------------
             (Date of Event which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /


         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 11 pages)

CUSIP NO. G675431
================================================================================
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1
              Liberty Media Corporation
              84-1288730
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)      / /
              (b)     /X/*
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS 00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER                       8,805,000*
    NUMBER OF     --------------------------------------------------------------
     SHARES            8      SHARED VOTING POWER                             0*
  BENEFICIALLY    --------------------------------------------------------------
 OWNED BY EACH         9      SOLE DISPOSITIVE POWER                  8,805,000*
   REPORTING      --------------------------------------------------------------
    PERSON            10     SHARED DISPOSITIVE POWER                         0*
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      8,805,000*
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                /X/*
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          15.8%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

* Item 4 of this Statement on Schedule 13D describes certain provisions of a Voting Agreement, dated as of September 26, 2002 (the "Voting Agreement"), among OpenTV Corp., David Reese, William Samuels and Bruce Crowley (the "Stockholders"). As a result of the execution and delivery of the Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of shares of Common Stock held by the Stockholders. The Stockholders currently hold 2,397,694 shares of Common Stock. The Reporting Person disclaims beneficial ownership of shares of Common Stock held by the Stockholders, and the share numbers and percentages appearing on this table do not reflect beneficial ownership by the Reporting Person of such shares.



                              (Page 2 of 11 pages)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                                   ACTV, INC.


         The Schedule 13D with respect to shares of common stock, par value $.10 per share ("Common Stock"), of ACTV, Inc., a Delaware corporation ("ACTV" or the "Issuer"), filed on March 29, 1999, as heretofore amended by Amendment No. 1 filed on October 28, 1999, Amendment No. 2 filed on July 13, 2000 and Amendment No. 3 filed on May 29, 2002 (collectively, the "Original Statement"), is hereby further amended as follows (capitalized terms not otherwise defined herein have the meanings assigned thereto in the Original Statement):

ITEM 2.       IDENTITY AND BACKGROUND.

         The penultimate and final paragraphs of Item 2 of the Original Statement are hereby amended and restated to read in their entirety as follows:

         Liberty's principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112. Schedule 1 attached to this Statement amends and restates Schedule 1 as filed with the Original Statement and contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

         Each person listed on Schedule 1 (collectively, the "Schedule 1 Persons") is a United States citizen, except for (a) David J.A. Flowers, who is a citizen of Canada and (b) David E. Rapley, who is a citizen of the United States, Canada and the United Kingdom. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations


                              (Page 3 of 11 pages)
of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS.

         Item 3 of the Original Statement is hereby amended and supplemented to include the following information:

         The information set forth in Item 4 of this Statement is incorporated by reference herein.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Original Statement is hereby amended and supplemented to include the following information:

         Subsequent to the execution of the Letter Agreement, representatives of the Reporting Person and of Liberty Broadband Interactive Television, Inc., a Delaware corporation and a wholly-owned subsidiary of the Reporting Person, commenced a due diligence investigation of ACTV's business and assets as well as negotiations with ACTV of definitive documentation for the Proposed Transaction. The Letter Agreement was subsequently amended on July 8, 2002, August 14, 2002 and September 12, 2002. During the course of its investigation, the Reporting Person determined that the business and assets of ACTV could be compatible with the business and assets of OpenTV Corp., a British Virgin Islands corporation in which the Reporting Person acquired a controlling interest on August 27, 2002 ("OpenTV"), and that it might be desirable for OpenTV, rather than the Reporting Person, to acquire ACTV. Following the Reporting Person's acquisition of a controlling interest in OpenTV, representatives of the Reporting Person proposed to the Board of Directors of OpenTV that OpenTV, rather than the Reporting Person, consider acquiring ACTV. After consideration of such proposal, the Board of Directors of OpenTV determined that an acquisition of ACTV would be in the best interests of OpenTV, and thereafter representatives of OpenTV and ACTV commenced negotiations regarding the acquisition by OpenTV of ACTV. On September 26, 2002, OpenTV and ACTV entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for OpenTV to acquire ACTV in a merger transaction (the "Merger"). In the Merger, each share of Common Stock, including shares of Common Stock beneficially owned by the Reporting Person, will be converted into a number of A Ordinary Shares, no par value ("OpenTV A Ordinary Shares"), of OpenTV specified in the Merger Agreement. The transactions contemplated by the Merger Agreement are subject to certain conditions, including (a) the receipt of required regulatory approvals, including the expiration or termination of the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (b) the approval of the Merger Agreement by the stockholders of ACTV and (c) the approval of the issuance of OpenTV A Ordinary Shares pursuant to the Merger Agreement by the stockholders of OpenTV. As a result of its controlling stake in OpenTV, the Reporting Person will be able to control the vote of OpenTV's stockholders with respect to the approval of the issuance of OpenTV A Ordinary Shares pursuant to the Merger Agreement.

         In connection with, and as a condition to, the execution and delivery of the Merger Agreement, OpenTV entered into a Voting Agreement, dated September 26, 2002 (the "Voting

                              (Page 4 of 11 pages)

Agreement"), with David Reese, William Samuels and Bruce Crowley (the "Stockholders"). Pursuant to the Voting Agreement each of the Stockholders agreed to deliver to OpenTV a proxy to vote the shares of Common Stock owned by such Stockholder in favor of approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and against matters relating to certain other transactions. The Voting Agreement also provides that the Stockholders will not (a) participate in any proxy solicitation in opposition to or competition with the transactions contemplated by the Merger Agreement, (b) transfer any shares of Common Stock owned by them or (c) acquire any shares of Common Stock, except pursuant to the exercise of outstanding options, provided that the Stockholder executes a proxy to OpenTV with respect to any such shares of Common Stock acquired pursuant to the exercise of outstanding options. The Stockholders hold an aggregate of 2,397,694 shares of Common Stock and options to acquire an aggregate of 6,165,000 shares of Common Stock, all of which shares and options are subject to the Voting Agreement.

         The description of the Merger Agreement and the Voting Agreement contained in this Statement is qualified in its entirety by reference to the text of the Merger Agreement and the Voting Agreement, which are filed or incorporated by reference as exhibits to this Statement and are hereby incorporated by reference herein.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              Item 5(a) of the Original Statement is hereby amended and restated to read in its entirety as follows:

         (a) The Reporting Person presently beneficially owns 8,805,000 shares of Common Stock. The Original Statement erroneously reported that the Reporting Person beneficially owned 8,810,000 shares of Common Stock. Based on 55,931,181 shares of Common Stock issued and outstanding at August 12, 2002, as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarterly period ended June 30, 2002, the Reporting Person beneficially owns approximately 15.8% of the issued and outstanding Common Stock, calculated pursuant to Rule 13d-3 promulgated under the Exchange Act.

         By virtue of the Voting Agreement, the Reporting Person may be deemed to share with the Stockholders voting power and dispositive power over shares of Common Stock subject to the Voting Agreement. However, the Reporting Person (i) is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of Common Stock covered by the Voting Agreement. The information set forth in Item 4 with respect to the Voting Agreement is incorporated herein by reference.

                              (Page 5 of 11 pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Statement is hereby amended and supplemented to include the following information:

         The information set forth in Item 4 of this Statement is incorporated by reference herein.





                              (Page 6 of 11 pages)

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.

              Item 7 is hereby amended and supplemented to include the following exhibits:

EXHIBIT NO.        EXHIBIT
-----------        -------

        7(a) Agreement and Plan of Merger, dated as of September 26, 2002, among ACTV, Inc., ACTV Merger Sub, Inc. and OpenTV Corp. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of ACTV, Inc. filed on October 2, 2002).

        7(b) Voting Agreement, dated as of September 26, 2002, by and among OpenTV Corp., David Reese, William Samuels and Bruce Crowley.


                              (Page 7 of 11 pages)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2002



                                  LIBERTY MEDIA CORPORATION



                                  By:  /s/ ELIZABETH M. MARKOWSKI
                                      ------------------------------------------
                                       Elizabeth M. Markowski
                                       Senior Vice President





                              (Page 8 of 11 pages)

                                  EXHIBIT INDEX


EXHIBIT NO.        EXHIBIT
-----------        -------

        7(a) Agreement and Plan of Merger, dated as of September 26, 2002, among ACTV, Inc., ACTV Merger Sub, Inc. and OpenTV Corp. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of ACTV, Inc. filed on October 2, 2002).

        7(b) Voting Agreement, dated as of September 26, 2002, by and among OpenTV Corp., David Reese, William Samuels and Bruce Crowley.


                              (Page 9 of 11 pages)

                                   SCHEDULE 1

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

         The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for (a) David J.A. Flowers, who is a citizen of Canada and (b) David E. Rapley, who is a citizen of the United States, Canada and the United Kingdom.


    NAME AND BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
    -------------------------                    --------------------
    John C. Malone                               Chairman of the Board and Director of Liberty
                                                 Media
    Robert R. Bennett                            President, Chief Executive Officer and Director
                                                 of Liberty Media
    Donne F. Fisher                              Director of Liberty Media; President of Fisher
                                                 Capital Partners Ltd.
    Gary S. Howard                               Executive Vice President, Chief Operating Officer
                                                 and Director of Liberty Media; Chairman of the
                                                 Board and Director of Liberty Satellite &
                                                 Technology, Inc.; Chairman of the Board and
                                                 Director of On Command Corporation
    Paul A. Gould                                Director of Liberty Media; Managing Director of
         Allen & Company Incorporated            Allen & Company Incorporated
         711 5th Avenue, 8th Floor
         New York, NY 10022
    Jerome H. Kern                               Director of Liberty Media; Consultant, Kern
         Kern Consulting LLC                     Consulting LLC
         4600 S. Syracuse Street
         Denver, CO 80237
    Kim Magness                                  Director of Liberty Media
    David E. Rapley                              Director of Liberty Media
    Larry E. Romrell                             Director of Liberty Media
    David J.A. Flowers                           Senior Vice President and Treasurer of Liberty
                                                 Media
    Elizabeth M. Markowski                       Senior Vice President of Liberty Media
    Charles Y. Tanabe                            Senior Vice President, General Counsel and
                                                 Secretary of Liberty Media
    Albert E. Rosenthaler                        Senior Vice President of Liberty Media


                              (Page 10 of 11 pages)


    Christopher W. Shean                         Senior Vice President and Controller of Liberty
                                                 Media


                              (Page 11 of 11 pages)